CHINA SHESAYS MEDICAL COSMETOLOGY INC.
SICHUAN SHESAYS COSMETOLOGY HOSPITAL CO., LTD.
NEW NO. 83, XINNAN ROAD, WUHOU DISTRICT, CHENGDU
SICHUAN PROVINCE, CHINA

February 1, 2012

VIA EDGAR AND EMAIL

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	China SHESAYS Medical Cosmetology Inc.
Registration Statement on Form S-1
File No. 333-171574

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	February 3, 2012
Requested Time:	4:30 PM Eastern Time

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China SHESAYS Medical Cosmetology Inc. (the “Company”, “we”, or “us”) hereby requests that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-171574) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Yixiang Zhang
Yixiang Zhang
Chief Executive Officer